UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 30 July, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

Sibanye Gold to release operating and financial results for the six months ended 30 June 2013 on 13 August 2013

Westonaria, 30 August 2013: Sibanye Gold (JSE: SGL, NYSE: SGBL) will release its Operating and Financial results for the six months ended 30 June 2013, at 08:00 (CAT) on Tuesday, 13 August 2013, on the Company's website: www.sibanyegold.co.za.

The company will also present its results, at 10:00 (CAT), at the Johannesburg Stock Exchange ("JSE") Auditorium. A live webcast of the presentation can be accessed from the Company's website.

Telephone conference calls have been scheduled at the times indicated below:

Johannesburg: 10:00 and 15:00 hours
For United Kingdom: 09:00 and 14:00 hours (GMT)
For North America: 09:00 hours, (EST)

DIAL IN NUMBERS 10:00 (CAT)

Country	Toll Number	Toll-free Number
South Africa	+27 11 535 3600	
United Kingdom		0 808 162 4061
Other countries	+27 11 535 3600	

DIAL IN NUMBERS 15:00 (CAT)

Country	Toll Number	Toll-free Number
South Africa	+27 11 535 3600	
United Kingdom		0 808 162 4061
Other countries	+27 11 535 3600	
USA	1 412 317 6060	1 866 652 5200

Ask for Sibanye Gold call

Further details are available at: www.sibanyegold.co.za.

30 July 2013

Contact
James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 30, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer